

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

<u>Via Email</u>
Mr. Vincent N. Tozzi
Vice President, Treasurer and Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083-0007

      Re: Center Bancorp, Inc.
              Form 10-K for the Year Ended December 31, 2011
              Filed March 13, 2012
              File No. 000-11486

Dear Mr. Tozzi:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Sharon Blume

                         Sharon Blume
                         Assistant Chief Accountant